# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aligos Therapeutics, Inc., CIK 0001799448
CUSIP: 01626L204
Title of class of securities: Common Stock, par value, $0.0001 per share
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001242110
Persons authorized to receive notices and communications: Lawrence M. Blatt, Ph.D., One Corporate Dr., 2nd Floor, South San Francisco, California (CA), 94080, (800) 466-6059

## Reporting persons
- Lawrence M. Blatt (CIK 0001242110): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 316,228; shared voting power 0; sole dispositive power 316,228; shared dispositive power 0; aggregate amount beneficially owned 316,228 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value, $0.0001 per share
Name of issuer: Aligos Therapeutics, Inc.
Address of issuer's principal executive offices: One Corporate Drive, 2nd Floor, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is being filed by Lawrence M. Blatt, Ph.D. (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is c/o Aligos Therapeutics, Inc., One Corporate Drive, 2nd Floor, South San Francisco, CA 94080.
Present principal occupation or employment: The Reporting Person's present principal occupation is Chair, President and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired (approximately on a post-split basis) (i) 10,922 shares of Common Stock acquired indirectly by certain entities in connection with the conversion of preferred stock on October 20, 2020, in connection with the Issuer's initial public offering, and (ii) 24,411 shares of Common Stock and warrants exercisable for 12,206 shares of Common Stock for cash consideration of $499,999.95 in a private placement from the Issuer on October 25, 2023. The remaining shares of Common Stock were acquired by the Reporting Person as compensation by the Issuer in consideration for services rendered to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Person's economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Person's beneficial ownership in securities of the Issuer. In addition, the Reporting Person, in his positions as President, Chief Executive Officer and a director of the Issuer, may engage in discussions with management, the Issuer's board of directors (the "Board"), other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of June 16, 2026, based upon 5,388,223 shares of voting Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2026.

The Reporting Person is the beneficial owner of 316,228 shares of Common Stock, which consist of (i) 3,251 shares of Common Stock held directly by the Reporting Person, (ii) 78,781 shares of Common Stock held by the Lawrence M. Blatt Living Trust dated 8/27/2014, (iii) 4,904 shares of Common Stock held by PENSCO Trust Company LLC Custodian FBO Dr. Lawrence Blatt IRA, (iv) 740 shares of Common Stock held by Zachary David Blatt Irrevocable Trust dated 8/24/2014, (v) 740 shares of Common Stock held by Zoe Anne Blatt Irrevocable Trust dated 8/24/2014, (vi) 12,206 shares of common stock held by exercisable warrants and (vii) 215,606 shares of Common Stock underlying stock options held directly by the Reporting Person that are currently exercisable or may be exercised within 60 days of June 16, 2026.

The shares beneficially owned by the Reporting Person consistutes approximately 5.6% of the voting shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 316,228

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 316,228

Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Lawrence M. Blatt: /s/ Lawrence M. Blatt, Lawrence M. Blatt, Ph.D. (06/24/2026)